Form 40-F
period 2002-12-31
BALLARD POWER SYSTEMS INC
filed 2003-04-23
CIK 933777

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002	Commission File Number 0-25270

BALLARD POWER SYSTEMS INC.
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

3261
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

4343 North Fraser Way
Burnaby, British Columbia V5J 5J9
(604) 454-0900
(Address and telephone number of Registrant's principal executive offices)

Corporation Trust Company
1633 Broadway
New York, New York 10019
(212) 894-8940
Address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Non-Applicable

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

115,789,374 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

UNDERTAKING

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

        Signatures Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

        Registrant:    Ballard Power Systems Inc.

By (Signature and Title)	/s/ NOORDIN S. K. NANJI Noordin S. K. Nanji Vice President, Corporate Strategy & Development and Corporate Secretary
Date: April 22, 2003

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report for Ballard Power Systems Inc., dated as of December 31, 2002
99.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Consent of KPMG LLP
99.5	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

QuickLinks

UNDERTAKING
SIGNATURES
EXHIBIT LIST