Form 40-F/A
period 2002-12-31
BALLARD POWER SYSTEMS INC
filed 2003-05-01
CIK 933777

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F/A

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
 Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 Non-Applicable

        For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

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

Registrant: Ballard Power Systems Inc.

By (Signature and Title)	/s/ NOORDIN S. K. NANJI Noordin S. K. Nanji Vice President, Corporate Strategy & Development and Corporate Secretary

Date: April 30, 2003

EXHIBIT LIST

Exhibit	Description
99.1	Annual Information Form for Ballard Power Systems Inc., dated as of April 30, 2003
99.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

UNDERTAKING
SIGNATURES
EXHIBIT LIST