Form 40-F
period 2003-12-31
BALLARD POWER SYSTEMS INC
filed 2004-05-18
CIK 933777

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 40-F

☐    Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number 0-25270

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

118,187,877 Common Shares

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

Disclosure Controls and Procedures

        As of the end of the period covered by this report, the Registrant's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on this evaluation, the Registrant's chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Registrant: BALLARD POWER SYSTEMS INC.
Date: May 18, 2004
	By (Signature and Title)	/s/ NOORDIN S. K. NANJI Noordin S. K. Nanji Vice President, Corporate Strategy & Development and Corporate Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report for Ballard Power Systems Inc. for the year ended December 31, 2003, dated as of February 5, 2004 (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on May 17, 2004).
99.2	Annual Information Form for Ballard Power Systems Inc., dated as of March 31, 2004
99.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of KPMG LLP
99.6	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

QuickLinks

Disclosure Controls and Procedures
Undertaking
Signatures
EXHIBIT LIST