Form 40-F/A
period 2003-12-31
BALLARD POWER SYSTEMS INC
filed 2004-08-06
CIK 933777

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F /A

Amendment No. 1

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

118,187,877 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Explanatory Note

This Amendment No. 1 to the Annual Report of Ballard Power Systems Inc. (the “Company”) on Form 40-F/A for the year ended December 31, 2003 is filed herewith for the sole purpose of disclosing that pursuant to Rule 4350(a)(i) of the Nasdaq Stock Market, Inc. Marketplace Rules, Company relies on an exemption from Rule 4350(h) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  The Company’s by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  At the Company’s 2004 Annual General Meeting of Shareholders, holders of 64.99% of the common shares were present or represented by proxy at the meeting.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Ballard Power Systems Inc.

By (Signature and Title)	/s/Noordin S. K. Nanji
Noordin S. K. Nanji
Vice President, Marketing & Business Development and Corporate Secretary

Date: August 5, 2004

EXHIBIT LIST

Exhibit	Description

99.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002