Form 40-F
period 2004-12-31
BALLARD POWER SYSTEMS INC
filed 2005-03-21
CIK 933777

United States Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 0-25270

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

118,778,844 Common Shares

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

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Registrant’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures.  Based on this evaluation, the Registrant’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Quorum Requirements

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  The Registrant's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  At the Registrant's 2004 Annual General Meeting of Shareholders, holders of 64.99% of the common shares were present or represented by proxy at the meeting.

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

Registrant: Ballard Power Systems Inc.

By (Signature and Title)	/s/David Smith
David Smith
Chief Financial Officer

Date: March 18, 2005

EXHIBIT LIST

Exhibit	Description

99.1

Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2004, 2003, and 2002 incorporated by reference to the Form 6-K/A furnished to the Securities and Exchange Commission on February 28, 2005.

99.2

Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2004 incorporated by reference to the Form 6-K/A furnished to the Securities and Exchange Commission on February 28, 2005.

99.3	Annual Information Form for Ballard Power Systems Inc., dated as of March 10, 2005

99.4	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference