Form 40-F
period 2005-12-31
BALLARD POWER SYSTEMS INC
filed 2006-03-31
CIK 933777

United States Securities and Exchange Commission
 Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 0-25270

Ballard Power Systems Inc.
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

3261
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8
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

112,750,113 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-________	No ☒

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

Quorum Requirements

                         Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  The Company’s by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  At the Company’s 2005 Annual General Meeting of Shareholders, holders of 69.37% of the common shares were present or represented by proxy at the meeting.

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

Registrant: Ballard Power Systems Inc.

By (Signature and Title)	/s/ Dave Smith

Dave Smith
Chief Financial Officer

Date: March 30, 2006

EXHIBIT LIST

Exhibit	Description

99.1

Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2005, 2004,  and 2003 incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on February 22, 2006.

99.2

Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2005 incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on February 22, 2006.

99.3	Annual Information Form for Ballard Power Systems Inc., dated as of March 20, 2006

99.4	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference