Form 40-F
period 2006-12-31
BALLARD POWER SYSTEMS INC
filed 2007-03-27
CIK 933777

United States Securities and Exchange Commission
 Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 0-25270

Ballard Power Systems Inc.
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name in English (if applicable))

CANADA
(Province or other jurisdiction of incorporation or organization)

3261
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8
(604) 454-0900
(Address and telephone number of Registrant’s principal executive offices)

Corporation Trust Company
1633 Broadway
New York, New York 10019
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not-Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

114,212,575 Common Shares

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

Quorum Requirements

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  The Company’s by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  At the Company’s 2006 Annual General Meeting of Shareholders, holders of 63.65% of the common shares were present or represented by proxy at the meeting.

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

Date: March 26, 2007

EXHIBIT LIST

Exhibit	Description

99.1

Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2006, 2005,  and 2004 incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on February 22, 2007.

99.2

Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2006 incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on February 22, 2007.

99.3	Annual Information Form for Ballard Power Systems Inc., dated as of March 20, 2007

99.4	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference