Form 40-F
period 2007-12-31
BALLARD POWER SYSTEMS INC
filed 2008-03-14
CIK 933777

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 0-25270

Ballard Power Systems Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name in English (if applicable))

CANADA
(Province or other jurisdiction of incorporation or organization)

3620
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
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not-Applicable

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

82,084,387 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	82-________	No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Disclosure Controls and Procedures

The required disclosure is included in the “Management’s Discussion and Analysis” that is incorporated herein by reference to Exhibit 99.2 of the registrant’s Form 6-K filed February 21, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Discussion and Analysis” that is incorporated herein by reference to Exhibit 99.2 of the registrant’s Form 6-K filed February 21, 2008.

The registrant's independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the registrant's internal control over financial reporting. KMPG LLP's attestation is located in the Report of Independent Registered Public Accounting Firm which is incorporated herein by reference to Exhibit 99.1 of the registrant’s Form 6-K filed February 21, 2008.

Quorum Requirements

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company's voting common stock. The Company's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Company's 2007 Annual General Meeting of Shareholders, holders of 61.53% of the common shares were present or represented by proxy at the meeting.

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

Registrant: Ballard Power Systems Inc.

By (Signature and Title)	/s/ Glenn Kumoi
Glenn Kumoi
Vice President, Human Resources & Chief Legal Officer

Date: March 14, 2008

EXHIBIT LIST

Exhibit	Description

99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2007, 2006, and 2005 incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on February 21, 2008.

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2007 incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on February 21, 2008.

99.3	Annual Information Form for Ballard Power Systems Inc., dated as of March 4, 2008

99.4	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP