Form 40-F
period 2008-12-31
Ballard Power Systems, Inc.
filed 2009-03-20
CIK 933777

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) or 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number: 000-53543

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

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

82,122,135 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: Form S-8 (File No. 333-156553).

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Company’s Annual Information Form for the year ended December 31, 2008;
•	the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006; and
•	the Company’s Management Discussion and Analysis for the year ended December 31, 2008.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included in the “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included in the “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

The Registrant’s independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Registrant’s internal control over financial reporting. KPMG LLP’s attestation is located in the Report of Independent Registered Public Accounting Firm which is incorporated herein by reference to Exhibit 99.1.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included in the Annual Information Form, under the heading “Board Committees - Audit Committee,” which is incorporated herein by reference to Exhibit 99.3.

CODE OF ETHICS

The required disclosure is included in the Annual Information Form, under the heading “Corporate Governance – Roles and Responsibilities,” which is incorporated herein by reference to Exhibit 99.3.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the Annual Information Form, under the heading “Board Committees - Audit Committee,” which is incorporated herein by reference to Exhibit 99.3

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in the “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

NASDAQ CORPORATE GOVERNANCE

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. The Company’s by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Company’s 2008 Annual General Meeting of Shareholders, holders of 44.76% of the common shares were present or represented by proxy at the meeting.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:   Ballard Power Systems Inc.

By (Signature and Title)	/s/ Glenn Kumoi Glenn Kumoi
Vice President, Human Resources & Chief Legal Officer

Date:  March 20, 2009

EXHIBIT LIST

Exhibit	Description

99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006.

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2008.

99.3	Annual Information Form for Ballard Power Systems Inc., dated as of March 10, 2009.

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP